

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 24, 2018

Yue (Justin) Tang
Chief Executive Officer and Chairman
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People's Republic of China

> **Re:** **X Financial**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted May 4, 2018**
> **CIK No. 0001725033**

Dear Mr. Tang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Considering that you will enhance disclosures in future amendments and provide responses to comments below, we will reevaluate your response to several comments, including comments 6 and 19 and comment 58 in our letter dated February 5, 2018, once those disclosures and responses are provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Performance, page 95

2.   We note you discuss throughout your filing, including in your risk factor on page 30, that if you are unable to maintain low delinquency rates for transactions facilitated by you, your business and results of operations may be materially and adversely affected and that historical rates may not be indicative of future results. We also note delinquencies drive defaults of principal and interest and the guarantee provision which increased from RMB 110.2 million in 2016 to RMB 857.8 million in 2017. Please address the following:

- Enhance your disclosure to discuss how delinquency rates impact defaults of principal and interest and or the guarantee provision;

- Disclose defaults of principal and interest and or the guarantee provision as a percentage of respective loans facilitated for the periods presented and explain related trends; and

- Enhance your risk factor discussion to also discuss the impact of actual defaults of principal and interest to your business.

3.   We note from your disclosure on page 156, that the credit risk level for loans rated A & B, your lower risk ratings, increased from a total of 57% in 2016 to 74.2% in 2017 and the credit risk level for loans rated C & D, your higher risk ratings, decreased from 43% in 2016 to 25.8% in 2017. Tell us and disclose the relationship between your credit risk levels and delinquency, including why the percentage of higher risk loans decreased from 2016 to 2017 but your delinquency rates increased from 2016 to 2017.

Discussion of Key Balance Sheet Items, page 106

4.   You state that guarantee liabilities increased from RMB 100.7 million in 2016 to RMB 545.2 million, primarily due to the increase in your transaction volume. Please disclose how the increase in delinquency rates, change in product mix, credit profile of the underlying borrower and the year-over-year change in the loss emergence period contributed to the increase.

Liquidity and Capital Resources, page 107

5.   Please enhance your disclosure to address the impact on your liquidity and working capital for all related party transactions in both 2016 and 2017 as disclosed on page F-44.

Critical Accounting Policies, Judgments and Estimates

Guarantee liabilities, page 118

6.   Please update your discussion to reflect the terms of your agreement with ZhongAn subsequent to September 2017, including the impact to each loan product and your non-obligatory intentions for future compensation.

Business

Our Partnership with ZhongAn, page 153

7.   We note your disclosure that 95.1% of the loan products you facilitated as of December 31, 2017 were covered by the credit insurance products provided by ZhongAn. We further note your disclosure that the protection offered by ZhongAn's insurance policy significantly enhances the confidence of your investors and business partners, and if the provision of services by ZhongAn become limited, restricted, or are rendered less effective or more expensive, your business may be materially and adversely affected. Please tell us and disclose the following:

- How you monitor the financial condition and credit quality of ZhongAn;

- ZhongAn's credit rating; and

- ZhongAn's financial strength, including its ability to pay insured claims, considering the recent changes to your arrangement whereby ZhongAn is now fully liable for credit risk for Xiaoying Preferred loans.

Credit Insurance, page 153

8.   You state that, in addition to ZhongAn's insurance protection, Shenzhen Tangren, your consolidated VIE with the financing guarantee license, also provides a guarantee for certain loans you facilitate to protect investors against defaults for both the principal and interest. Please tell us and disclose the specific loan population that Shenzhen Tangren provides a guarantee and the terms of their guarantee.

Risk Management

Credit Scoring and Pricing, page 156

9.   Tell us and disclose how your credit risk levels for Xiaoying Card loans correlate to the likelihood of default.

Management, page 179

10.   We note that you have identified three independent directors who will become directors upon effectiveness of this registration statement. Please file consents for Messrs. Rong, Xue and Zhang or advise. Refer to Rule 438 of Regulation C for further guidance.

Notes to the consolidated financial statements for the years ended December 31, 2016 and 2017

Note 2. Summary of Significant Accounting Policies

Consolidated Trusts, page F-12

11.   Please disaggregate Loans at fair value by product consistent with your guarantee liabilities rollfoward.

Revenue Recognition, page F-16

12.   We note your response to comment 18. Please tell us and disclose the following:

- On page F-16, you state that you charge a portion of service fees upfront for certain products which are deducted from the loan proceeds at loan origination, and the remaining fees are collected on a monthly basis. In your Direct and Intermediary Model discussions you state service fees are collected on a monthly basis in equal payments for most products and for certain selected products, the upfront fee is deducted from loan proceeds at origination and the remaining consideration is collected in equal payments on a monthly basis. Please reconcile these statements, clarifying for each product, when each service fee is due and collected;

- Enhance your disclosure to disaggregate upfront fees collected by product. Consider disclosing in a table format; and

- Update your disclosure, including the Direct Model and Intermediary Model, to discuss the impact of the amended agreement with ZhongAn in September 2017 on your guarantee fees, by product, as applicable.

13.   Please provide us with copies, in English, of all agreements between you and the borrower, you and the investor and the borrower and investor.

14.   Please disclose the impact to your Xiaoying Preferred Loan guarantee fees as a result of your revised arrangement with ZhongAn subsequent to September 2017.

15.   You state in September 2017 you revised your arrangement with ZhongAn related to Xiaoying Card Loans and your obligation at any time is capped at a certain percentage of

the original principal as pre-agreed with ZhongAn, no more than the contractual guarantee fee charged to borrowers across the entire portfolio.   Please address the following:

- Tell us and disclose the contractual terms of your revised arrangement, including for example, the amount of the cap and if it will be renegotiated annually;

- Tell us and disclose how ZhongAn ultimately bears substantially all credit risk if you are exposed to a certain percentage of the guarantee obligation and retain the default risk in relation to the guarantee fee; and

- Tell us and disclose how the time lag between the collection of guarantee fee and compensation to ZhongAn results in exposure to you, how this is considered in the contractual guarantee obligation determination at inception, and how this is different from your prior agreement.

Guarantee liabilities, page F-24

16.   We note you revised your guarantee liabilities policy to state that prior to September 2017, under the arrangement with ZhongAn, in order to maintain a stable business relationship, you compensated ZhongAn for actual losses incurred based on defaulted principal and interest, although not contractually obligated. Please address the following:

- Tell us why if the compensation to ZhongAn was not contractually obligated prior to September 2017 this was not reflected in the guarantee liability policy in the original registration statement; and

- Tell us how a non-contractual guarantee obligation is within the scope of ASC 460.

17.   You state that at inception of each loan, you recognize the guarantee liability at fair value in accordance with ASC 460 and that the guarantee liability at loan inception is based on your expected payouts based on delinquency and collection rates, considering historical losses and incorporating a markup margin. Subsequent to the loan's inception, the guarantee liability is measured using a combination of ASC 460 and ASC 450. Please address the following:

- Tell us and disclose how your guarantee liability at inception considers the guidance in ASC 460-10-25-2 and ASC 460-10-30-3 that requires both the contingent and non-contingent aspect be considered in the guarantee liability at inception; and

- Tell us how your guarantee liability at inception factors in your significantly increasing payouts, delinquency and collection rates and historical losses from 2016 to 2017.

18.   We note your response to comment 26 and that up to December 31, 2017, actual payout and collection rates have never exceeded original estimates, as such, increased premiums charged to borrowers were not impacted. Please explain how the additional contingent liability of RMB 182,578,676 recognized in 2017 was considered in the original estimate. Also, please make sure to discuss the increase in the provision for contingent guarantee liabilities in MD&A where applicable.

Financial Guarantee Derivative, page F-25

19.   We note that starting in September 2017, for newly facilitated Xiaoying Card Loans, your exposure to borrowers' credit risk is capped at a certain percentage of the loan principal at origination agreed to with ZhongAn and that your exposure will not be more than the contractual guarantee fee charged to the borrower across the entire portfolio. We also note that as a result of this change, you now account for the financial guarantee as a credit derivative under ASC 815 because the scope exemption in ASC 815-10-15-58 is not met. Please tell us and disclose the following:

- How the terms of the financial guarantee contract between you and Xiaoying Card Loan borrowers changed from your previous agreement, including how the capped percentage as pre-agreed with ZhongAn is reflected in the new guarantee agreement;

- How the new guarantee agreement did not meet the scope exception in ASC 815-10-15-58;

- How the introduction of capped guarantee exposure of expected payouts resulted in the determination that the exposure should be accounted for as a credit derivative;

- The contractual terms that impact the valuation, including the amount of the cap and if it will be renegotiated annually; and

- The related outstanding loan balance, remaining weighted average contractual loan term and delinquency rate for the period presented. Refer to ASC 815-10-50.

Accounts receivable and contact assets and allowance for uncollectible accounts receivable and contract assets, page F-26

20.   Please disaggregate accounts receivable from facilitation services and guarantee services and contracts from facilitation services by product.

21.   You state contract assets represent your right to consideration in exchange for facilitation services that the Company has transferred to the customer before payment is due. Clarify, for each product, the change in time frame for a right to consideration to become unconditional (that is, for a contract asset to be reclassified to a receivable). Refer to ASC 606-10-50-10(d).

Loan Receivable from Xiaoying Housing Loans, page F-28

22.   We note that the Xiaoying Housing loans outstanding balance - including the principal, interest, fees, and penalties - increased from RMB 23.4 million at December 31, 2016 to RMB 219.5 million at December 31, 2107. Please enhance your disclosure to discuss how these loans were previously recognized in your financial statements and how the related defaults are reflected in your guarantee liabilities rollforward.

Note 8. Guarantee Liabilities, page F-42

23.   We note your response to comment 30. Please tell us and disclose the following:

- The related outstanding loan balance by product, remaining weighted average contractual loan term, and delinquency rates for the periods presented to provide investors with insight into the current status of the performance risk. Refer to ASC 460-10-50-4;

- Disaggregate net payouts during the year between those related to loans originated in the current year and those originated in the prior year;

- Enhance your guarantee liabilities policy disclosure to clarify how collateral is considered in your guarantee liability recognized at inception;

- Enhance your disclosure to explain the factors driving the incremental contingent liability of RMB 109,086,588 for Xiaoying Card loans recognized in the fourth quarter of 2017, including the underlying vintages to which it relates; and

- Discuss the factors that drove the decrease in the total provision for Xiaoying Card loans as a percentage of total related loans facilitated from 29.7% in 2016 to 4.9% in 2017.

You may contact Michelle Miller at (202) 551-3368 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Li He, Esq.